Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

American Energy Advisors, Inc. (the “AEA”) hereby consents to the references to its firm in the form and context in which they appear in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and any amendments thereto filed by Blue Dolphin Energy Company. AEA hereby further consents to the use and incorporation by reference of information from its reports regarding those quantities estimated by AEA of proved reserves of Blue Dolphin Energy Company and its subsidiaries, the future net revenues from those reserves and their present value for the year ended December 31, 2011.

American Energy Advisors, Inc.
Irvine, CA
March 15, 2012

By:	/s/ STEHEN A. LIEBERMAN
Stephen A. Lieberman
President